Exhibit 99.1

Origin Agritech Reports Fiscal Year End 2023 Results

Beijing, January 8, 2024, (PRNewswire) -- Origin Agritech Ltd. (NASDAQ: SEED) (the “Company” or “Origin”), a leading Chinese agricultural technology company, today announced results for the fiscal year ended September 30, 2023.

The Company reported net income from continuing operations for the fiscal year ended September 30, 2023 of RMB 120 million (US$ 16.7 million), compared with net income from continuing operations of RMB 2.3 million in fiscal year 2022. For the fiscal year ended September 30, 2023, revenue was RMB 93.3 million (US$13.0 million), compared to RMB 52.6 million for the fiscal year ended September 30, 2022. The increase in revenues was mainly due to our operations at our Xinjiang facility that holds our “Green Pass,” the strong market performance of our new hybrids, and investment income from the sale of our subsidiary.

Although revenues for the year ended September 30, 2023 were RMB 93.0 million (US$13.0 million), an increase of RMB 40.7 million over the prior fiscal year, the Company had a loss from operations of RMB 14.5 million (US$ 2 million). Overall operating expenses had increased over the prior fiscal year by RMB 2.6 million.

Total assets were RMB 303.6 million (US$42.3 million) for the fiscal year ended September 30, 2023, compared with RMB 136 million for the fiscal year ended September 30, 2022. As of September 30, 2023, and 2022, we had approximately RMB 23.7 million (US$3.3 million) and RMB 17.7 million, respectively, in cash and cash equivalents for continuing operations.

Total shareholders’ equity was RMB 12.8 million (US$1.8 million) as of September 30, 2023.

Dr. Gengchen Han, Chairman and CEO of Origin Agritech, commented, "I am pleased to report our 2023 financial results, which underscore our growth and strategic progress. Despite facing operational challenges, our overall financial position remains solid, with a substantial increase in total assets. These results are a testament to our commitment to innovation and excellence in the agricultural technology sector.”

 About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is a leading Chinese agricultural technology company. In crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. For further information, please visit the Company's website at www.originagritech.com. The Company also maintains a Twitter account for updating investors on company and industry developments, which is https://x.com/origin_agritech.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management's current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For more information, please contact:

Origin Agritech Limited Contact:

Kate Lang (Mandarin/English)

Director of Investor Relations

Phone: +86 186-1839-3368

Email: bing.lang@originseed.com.cn

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com